Exhibit 10.21

June 9, 2011

Doug Marohn

1509 Kish Boulevard

New Port Richey, FL 34655

Dear Doug:

I am pleased to confirm our offer of employment to join TMX Finance, LLC (the “Company”).

Your responsibilities have been outlined during your discussions with us. In making this offer, we express not only our recognition of your credentials and accomplishments but also our enthusiasm of you joining the Company. The following information explains the provisions of your agreement to join the Company:

TERMS OF AGREEMENT

•             Position: Vice President of Operations. Once you are fully responsible for the P&L for an assigned area of the Company, your title will change to Senior Vice President of Operations.

•             Status:  Exempt

•             Manager:  Joe Venezia, President

•             Department:  Operations

•             Effective Date:  On or before August 15, 2011

•             Compensation: Base Salary of $262,500 to be paid in approximately equal bi-weekly installments.

•             Bonus: A guaranteed bonus amount of $125,000 will be paid out after the completion of your training period, maximum of six months. Once you are fully responsible for the P&L for an assigned area of the Company, a fixed percentage of profit for that area will be determined

•             Amendment (Bonus addition):  A bonus extension in the amount of $125,000 will be paid out after six months of employment and no later than September, 2012. Once employee is fully responsible for the P&L for an assigned area of the Company, a fixed percentage of profit for that area will be determined and will require executive approval.

•             Paid Time Off: Upon effective date, you will accrue 3.69 hours of Paid Time Off (PTO) per pay period for a total of 12 days per year.

•             Health Insurance Allowance:  You are entitled to reimbursement for actual health premium costs up to a maximum of $750.00 Medical Coverage (subject to all applicable payroll taxes).

•             401k Plan: All employees are eligible to participate in the 401k plan during the first open enrollment held six months after the Effective Date. Open enrollments are held four times per year. If you are a participant in the plan, after one full year of service, the Company will match 50% up to 6% of your earnings. You must be an active employee on December 31st of the plan year for which the match is calculated.

•             Moving Terms: The Company will pay for the packaging and shipping of your household goods through Bekins Moving Company. The Company will provide you with the appropriate contact and website information in order to facilitate your move directly with Bekins.

•             Temporary Housing: The Company will offer you $2,500 (NET) per month to cover rent expenses for six months, grossed up for all applicable payroll taxes.

•             Real Estate Transactions: The Company will pay up to a maximum of 7.0% (net) of the sales price of your home in New Port Richey, Florida (up to $25,000) for your use of realtor fees, loan origination fees or other real estate expenses associated with your relocation.

•             Miscellaneous Relocation Items: The Company will pay for two house hunting trips for the employee plus one family member. The costs associated will include flights and hotels. You will receive 3 pre-approved PTO days to locate appropriate housing and travel with supervisor approval.

•             Severance: In the event that your employment with the Company is terminated involuntarily, except in the event of termination for cause or by reason of death or disability, and you execute a separation agreement including a general release in form and substance acceptable to the Company, you shall receive six months of base salary paid in normal pay cycle installments, and six months of medical reimbursement paid monthly.

•             Non-Competition: Your employment will be contingent upon your execution of a Confidentiality, Non-Competition and Non-Solicitation Agreement satisfactory to the Company. You have been provided a copy of the Company’s current form of such agreement. In addition, you and the Company will enter an Employment Covenants Agreement substantially in the form previously provided to you upon the effectiveness of a new Georgia law governing such agreements. Any payments due hereunder would be contingent upon your remaining in compliance with these agreements.

The Company’s policies and plan documents govern benefits provided to employees and should be consulted for the details of the plan. The benefits described in this letter are provided for informational purposes only. At the Company’s discretion, policies pay, and benefits may be changed at any time, and this letter does not establish any vested rights in pay or benefits. This letter does not create a contract of employment or a contract for pay or benefits.

Your employment relationship with the Company is at the will of either party, meaning that your employment with the Company will continue until the employment relationship is terminated by the Company or you. You may terminate your employment at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time with or without cause or advance notice. This at-will employment relationship between the Company and you cannot be changed except in writing signed by the Company’s Chief Executive Officer. Nothing contained in this offer of employment shall be construed as guaranteeing employment for a specific period of time or for future employment. Your employment is subject to all policies and procedures of the Company.

The first 90 days of employment are considered an orientation period that gives you and the Company a chance to get to know each other. Your performance will be evaluated during this time to assess your potential for continued employment. This period also provides you with the opportunity to evaluate the Company as an employer. We encourage you to share your thoughts with your supervisor during your orientation review.

As with all employment offers, this agreement is contingent upon your completion of the Company’s complete application process, including, but not limited to satisfactory completion of a background check.

It is the Company’s policy not to infringe upon the proprietary information, trade secrets, or confidential information of third parties. In addition, it is the Company’s policy not to interfere with their parties contractual or business relations. Therefore, I also write to confirm that you have represented and warranted that you are not subject to any agreement that would prevent you from performing your duties for the Company, and that you are not subject to or in breach of any non-disclosure agreement, including any agreement concerning trade secrets or confidential information owned by any other party. Please notify the undersigned if you are subject to a confidentiality, non-compete, or non-solicitation agreement that may restrict your activities at the Company. Finally, I write to confirm that, during your employment with the Company, you will not use, disclose, or reverse engineer (i) any confidential information or trade secrets of any former employee or third party, or (ii) any works of authorship developed in whole or in part by you during any former employment or for any other party, unless authorized in writing by the former employer or third party.

This document supersedes all prior verbal and written compensation discussions and agreements.

Formalities aside, I am very pleased to offer you this position, and I look forward to you becoming part of our Team. Please don’t hesitate to give me a call if you have any questions on any of the above.

Sincerely,

/s/ Tracy Young
Tracy Young
CEO